----------------                              U.S. SECURITIES AND EXCHANGED COMMISION                   ----------------------------
|F  O  R  M   4|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
                                           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
[X] Check this box if                                                                                   |Expires: September 30,1998|
    no longer Subject        Filed pursuant to Section 16(a) of the Securities Exchanged Act of 1934,   |Estimated ave. burden     |
    to Section 16.              Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
                                         Section 30(f) of the Investment Company Act 1940               ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|WEADOCK              DANIEL          P  |ITT CORPORATION                         (ITT)   |                                        |
|                                        |                                                |    Director             10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  | X Officer               Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|  1330 Avenue of the Americas           |  (Voluntary)          |                        |                                        |
|                                        |                       |     February  1998     |                                        |
|                                        |                       |                        |     Senior Vice President              |
|----------------------------------------|                       |------------------------|----------------------------------------|
|      (Street)                          |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|New York                NY    10019-5490|                       |                        | X  Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|                                        |                       |                        |    Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans. |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  Code   |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Mon/Day/Yr)|(Instr.8)|  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |            |---------|-------------------------------|  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |    |    |                |(A) |         |  Month          |or  |                    |
|                               |            |Code| V  |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |(I) |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               |            |    |    |                |    |         |                 |    |                    |
|Common Stock (JT)              | 02/23/1998 | J  |    |      5200      | D  |   $.0000|         0       | D  |                    |
|                          (01) |            |(02)|    |                |    |     (02)|                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|Common Stock                   | 02/20/1998 | M  |    |    178863      | A  |   $.0000|                 |    |                    |
|                               |            |    |    |                |    |     (03)|                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|Common Stock                   | 02/20/1998 | D  |    |    178863      | D  | $85.3200|                 |    |                    |
|                               |            |    |    |                |    |         |                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|Common Stock                   | 02/23/1998 | J  |    |     15879      | D  |   $.0000|         0       | D  |                    |
|                               |            |(02)|    |                |    |     (02)|                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|Common Stock (ISP)             | 02/23/1998 | I  |    |     52831      | D  |   $.0000|         0       | I  |In Trust            |
|                          (04) |            |(02)|    |                |    |     (02)|                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               |            |    |    |                |    |         |                 |    |                    |
|                               |            |    |    |                |    |         |                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               |            |    |    |                |    |         |                 |    |                    |
|                               |            |    |    |                |    |         |                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               |            |    |    |                |    |         |                 |    |                    |
|                               |            |    |    |                |    |         |                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               |            |    |    |                |    |         |                 |    |                    |
|                               |            |    |    |                |    |         |                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               |            |    |    |                |    |         |                 |    |                    |
|                               |            |    |    |                |    |         |                 |    |                    |
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 1474 (7-96)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                      PAGE:  1 OF  3
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
FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable|  of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and        |  Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/|                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)   |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                     |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |     |          |Amount or |          |Month     |or  |          |
|          |         |     |---------|---------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |Code| V  |    (A)   |    (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|LSAR      |         |02/12| A  |    |    405486|          |02/13|04/13|Common Sto|    405486|          |          |    |          |
|          |         | 1998|    |    |          |          | 1998| 1998|ck        |          |          |          |    |          |
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |     (05)|     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|LSAR      |         |02/20| M  |    |          |    178863|02/13|04/13|Common Sto|    178863|          |          |    |          |
|          |         | 1998|    |    |          |          | 1998| 1998|ck        |          |          |          |    |          |
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |     (03)|     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|LSAR      |         |02/23| J  |    |          |    226623|02/13|04/13|Common Sto|    226623|          |         0| D  |          |
|          |         | 1998|    |    |          |          | 1998| 1998|ck        |          |          |          |    |          |
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |     (06)|     |(07)|    |          |          |     |     |          |          |      (07)|          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Stock Opti| $35.1700|02/23| J  |    |          |     83605|02/23|10/13|Common Sto|     83605|          |         0| D  |          |
|on   (Righ|         | 1998|    |    |          |          | 1998| 2004|ck        |          |          |          |    |          |
|t to Buy) |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |(07)|    |          |          |     |     |          |          |      (07)|          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Stock Opti| $45.5300|02/23| J  |    |          |     59718|02/23|05/11|Common Sto|     59718|          |         0| D  |          |
|on   (Righ|         | 1998|    |    |          |          | 1998| 2005|ck        |          |          |          |    |          |
|t to Buy) |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |(07)|    |          |          | (08)|     |          |          |      (07)|          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Stock Opti| $55.8800|02/23| J  |    |          |     40000|02/23|02/08|Common Sto|     40000|          |         0| D  |          |
|on   (Righ|         | 1998|    |    |          |          | 1998| 2006|ck        |          |          |          |    |          |
|t to Buy) |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |(07)|    |          |          | (08)|     |          |          |      (07)|          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Stock Opti| $56.7500|02/23| J  |    |          |     43300|02/23|02/06|Common Sto|     43300|          |         0| D  |          |
|on   (Righ|         | 1998|    |    |          |          | 1998| 2007|ck        |          |          |          |    |          |
|t to Buy) |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |(07)|    |          |          | (08)|     |          |          |      (07)|          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Stock Opti| $85.0000|02/23| J  |    |          |     50000|01/13|01/15|Common Sto|     50000|          |         0| D  |          |
|on   (Righ|         | 1998|    |    |          |          | 1999| 2008|ck        |          |          |          |    |          |
|t to Buy) |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |(07)|    |          |          | (09)|     |          |          |      (07)|          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
      (01)  Shares held in joint tenancy with my wife, Florence.
      (02)  Converted into the right to receive, for each share of Common Stock, $85.00 in cash, in securities of the acquiring enti
            ties valued at $85.00 or in a           combination of the foregoing, plus 7% interest on $85.00 from January 31, 1998 p
            ursuant to the terms of the Amended and Restated Agreement and Plan of Merger   dated as of November 12, 1997 among the
            Issuer and Starwood Lodging Corporation (now called Starwood Hotels & Resorts Worldwide, Inc.), Starwood Lodging
            Trust (now called Starwood Hotels & Resorts) and Chess Acquisition Corp. (with each of whom the Issuer was not affiliate
            d).
      (03)  Relates to Limited Stock Appreciation Rights awarded under the ITT 1995 Incentive Stock Plan with respect to:  19,583 sh ares at $18.00, 26,111 shares at $18.62,41,779 shares at $19.53 and 91,390 shares at $35.23.
      (04)  Shares held under the ITT 401(k) Retirement and Savings Plan (called ISP) as of 1/31/98 plan statement.

**Intentional misstatements or omissions of facts constitute Federal                    /s/DANIEL P. WEADOCK             03/11/1998
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            ------------------------------------------  ----------
                                                                                  **Signature of Reporting Person           Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number

                           WEADOCK, DANIEL                          ITT CORPORATION                          FEB-1998 PAGE:  2 OF  3
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
  E X P L A N A T I O N    O F    R E S P O N S E S       (cont.)                         F O R M   4

      (05)  Relates to Limited Stock Appreciation Rights awarded under the ITT 1995 Incentive Stock Plan with respect to: 19,583 sha res at $18.00, 26,111 shares at $18.62, 41,779 shares at $19.53, 91,390 shares at $35.23, 83,605 shares at $35.17, 59,71
            8 shares at $45.53, 40,000 shares at $55.88 and 43,300 shares at $56.75.
      (06)  Relates to Limited Stock Appreciation Rights awarded under the ITT 1995 Incentive Stock Plan with respect to: 83,605 sha res at $35.17, 59,718 shares at $45.53, 40,000 shares at $55.88 and 43,300 shares at $56.75.
      (07)  Assumed by Starwood and now represent options exercisable for 1.543 shares of each of Starwood and the Trust for each sh
            are of Common Stock (with fractional    shares to be paid in cash) at exercise prices adjusted by dividing the price sho
            wn by 1.543, substracting the quotient of the Additional Payment and 1.543      (approximately $.2397) and rounding the
            result up to the nearest 1/10 of a cent.
      (08)  Original performance-based exerise conditions waived pursuant to the Merger Agreement.
      (09)  Exercisable in three equal annual installments.

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